UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Eagleford Energy Inc. Material Change Report as filed on SEDAR on January 31, 2012.

2. Eagleford Energy Inc. News Release as filed on SEDAR on January 31, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

January 25, 2012

Item 3.	News Release

Press release issued by the Company on January 30, 2012 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company appointed Alan D. Gaines, B.B.A, M.B.A to the Board of Directors of the Company.

Item 5.	Full Description of Material Change

On January 25, 2012, Alan D. Gaines, B.B.A, M.B.A was appointed to the Board of Directors of Eagleford Energy. Mr. Gaines has approximately 30 years experience as an energy investment and merchant banker, and has participated in raising significant debt and equity during his career. The notable experience of Mr. Gaines extends to operations as well. Mr. Gaines founded and served as CEO of Dune Energy from inception in May 2001 through May 2007. In May 2007, Dune Energy completed the acquisition of Goldking Energy Corporation for $327 million, raising total proceeds of $540 million in senior notes and convertible preferred stock, as well as refinancing existing indebtedness in conjunction with the acquisition. Concurrent with the closing of the Goldking transaction, new operating management, including a new CEO, was hired by Dune Energy to oversee day to day operations. Mr. Gaines retained his title of Chairman of the Board.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416-364-4039
Facsimile:	416-364-8244

Item 9.	Date of Report

January 31, 2012

ITEM 2

For immediate release

Eagleford Energy Board Appointment

Toronto – January 30, 2012 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the "Company”), is pleased to announce that on January 25, 2012, Alan D. Gaines, B.B.A, M.B.A was appointed to the Board of Directors of Eagleford Energy. Mr. Gaines has approximately 30 years experience as an energy investment and merchant banker, and has participated in raising significant debt and equity during his career. The notable experience of Mr. Gaines extends to operations as well. Mr. Gaines founded and served as CEO of Dune Energy from inception in May 2001 through May 2007. In May 2007, Dune Energy completed the acquisition of Goldking Energy Corporation for $327 million, raising total proceeds of $540 million in senior notes and convertible preferred stock, as well as refinancing existing indebtedness in conjunction with the acquisition. Concurrent with the closing of the Goldking transaction, new operating management, including a new CEO, was hired by Dune Energy to oversee day to day operations. Mr. Gaines retained his title of Chairman of the Board.

An acknowledged expert within the oil and gas space, over the years Mr. Gaines has been quoted by numerous oil and gas industry periodicals, as well as a multitude of magazines and newspapers on a global basis, such as The Wall Street Journal, Barron's, The New York Times, Forbes, Fortune, Business Week, Financial Times of London and The Houston Chronicle.

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. There are approximately 34.7 million shares issued and outstanding in the capital of the Company.

For further information, please contact:

James Cassina

President

Eagleford Energy Inc.

Telephone: (416) 364-4039

Suite 1505, 1 King Street West, Toronto, Ontario, M5H 1A1, Telephone: 416 364-4039, Facsimile: 416 364-8244

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244